

02044153

7/1/02

RECD S.E.C.
JUL 3 - 2002
1086

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2002.

Mexican Economic Development, Inc.
(Translation of Registrant's Name Into English)

Mexico
(Jurisdiction of incorporation or organization)

PROCESSED
JUL 22 2002
THOMSON FINANCIAL

General Anaya No. 601 Pte.
Colonia Bella Vista
Monterrey, Nuevo León 64410
México
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F x Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes_ No x

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.)

FEMSA

June 12, 2002

REPORT ON THE APPLICATION OF THE BEST BUSINESS PRACTICES CODE

QUESTIONNAIRE ON ISSUER'S CORPORATE GOVERNANCE

BOARD OF DIRECTORS

i) On the Functions of the Board of Directors (Principle 1)

Pursuant to Article 24 of the corporate bylaws of Fomento Económico Mexicano, S.A. de C.V. ("FEMSA"), the management and administration of corporate affairs is entrusted to a board of directors.

According to the bylaws, the board of directors has the following authorities, among others:

(a) To manage the company's business and assets;

(b) To perform acts of dominion with respect to the company's chattel and real estate, as well as its real and personal rights;

(c) To represent the company before all types of administrative or judicial authorities, whether federal, state or municipal, as well as before labor authorities or authorities of any other nature or before arbiters or friendly arbitrators;

(d) To grant, sign, guarantee and endorse credit instruments in behalf of the company, to issue obligations with or without a specific real guarantee; to contribute the company's chattel and real estate to other companies and to subscribe to shares or take positions or an interest in other companies;

(e) To make the company a joint and several debtor and to grant guarantees, sureties or any other type of payment guarantee, with respect to contracted obligations or securities issued or accepted by the company or by third parties;

(f) To name the director general and, at his proposal, to name such officials as it deems necessary, assigning their respective obligations and designating such committees as it deems appropriate, indicating to them their authorities;

(g) To how the votes corresponding to the shares belonging to the company should be cast, in the meetings of shareholders in which the company is a shareholder or partner;

(h) To perform the meeting of shareholders' resolutions and, in general, to perform such acts and operations as are necessary or appropriate for the purpose of the company except such as are expressly reserved by law or by the bylaws to the meeting of shareholders;

(i) To approve transactions out of the ordinary course of business, and the transactions intended to be entered by the Company and its shareholders, or members of its management or with persons related with such management members; transactions involving the purchase or sale of ten percent or more of the assets of the Company; the issuance of guarantees for an amount exceeding thirty percent of the assets of the Company, or any other transaction different from the foregoing that represent more than one percent of the assets of the Company. The authority described in this paragraph shall not be subject to delegation. The members of the board of directors shall be responsible for the resolutions adopted in accordance to these guidelines, except for the provisions cases set forth in article 159 of the Mexican General Corporations Law

(j) The board of directors shall require the prior authorization of the ordinary shareholders meeting in the following events:

FEMSA

1. To acquire shares of a company in one or several simultaneous or successive transactions within a same fiscal year, if the total value of such shares is higher than 25% of the equity of this company, pursuant to the corresponding last audited financial statements of this company.

2. To sell shares of a company in one or several simultaneous or successive transactions, within a same fiscal year, if the total value of such shares is higher than 25% of the equity of this company, pursuant to the corresponding last audited financial statement of this company.

3. To exercise the right of withdrawal of any of the shares of a company where this company is a shareholder if such withdrawal represents, in one or several simultaneous or successive transactions in any fiscal year, the reimbursement of shares whose value is higher than 25% of the capital of such companies or if by reason of such withdrawal the company loses the management control of such company.

Approval of the ordinary shareholders meeting shall not be required for the purchase or sell shares of another company of which more than 50% of its ordinary capital stock is owned by this company or to sell or acquire shares of other companies owned by such subsidiaries. The authorization shall not be required for purchase or sale of shares of any other companies on the Mexican Stock Exchange.

(k) To grant and revoke such powers of attorney as it deems appropriate, with or without authorities of subrogation, and the Board may grant such authority as deemed appropriate from among those which the corporate bylaws grant to the board of directors.

ii)On the Structure of the Board of Directors (Principles 10, 11 and 14)

The Board of Directors is comprised of 18 (eighteen) principal directors, of which 13 (thirteen) are of Series "B" and five (5) are of Series "D".

For the 2002 fiscal year, the Board of Directors is formed as follows:

Series "B" Directors		Category
Eugenio Garza Lagüera	Honorary Lifetime Chairman	Equity
José Antonio Fernández Carbajal	Chairman	Equity
Juan Carlos Braniff Hierro		Equity
José Calderón Ayala		Equity
Consuelo Garza de Garza		Equity
Max Michel Suberville		Equity
Alberto Bailleres González		Equity
Ricardo Guajardo Touché		Related
Alfredo Livas Cantú		Related
Eduardo A. Elizondo		Independent
Roberto Servitje Sendra		Related
Carlos Salguero		Independent
Luis Téllez Kuenzler		Independent
Series "D" Directors		
Barbara Garza Gonda de Braniff		Equity
Lorenzo H. Zambrano		Independent
Helmut Paul		Independent
Alexis E. Rovzar		Independent
Robert Denham		Independent

Secretary: Alfredo Livas Cantú



Alternate Secretary:	Carlos E. Aldrete Ancira
Statutory Auditor :	José Manuel Canal Hernando
Alternate Statutory Auditor:	Ernesto González Dávila

The corporate bylaws indicate that shareholders may elect alternates to cover the absences of specific members of the Board, in accordance to applicable law.

Directors shall hold office for one year, but they shall continue in office even when the term for which they were designated has concluded, until designations are made and the persons who are named to replace them are present to perform them. The members of the board of directors shall receive annually such remuneration as the regular general meeting of shareholders designates for them.

The board shall meet at least once every three months. The regular annual meeting of shareholders that named it or the board of directors in its first meeting, immediately after such meeting of shareholders, shall name a chairman from among the directors designated by Series "B", and it may also name a vice president. Likewise, it shall name the secretary and its alternate, with the understanding that the latter two need not be directors. The board of directors shall also name the persons who occupy the other positions created for the proper performance of its functions. The chairman shall also be the chairman of meetings of shareholders and shall be replaced in his duties, in case of absence, by the vice president, and in his absence by the other Series "B" directors, in the order of their designation.

FEMSA's corporate bylaws stipulate the possibility of the existence of an executive committee which shall be comprised of an odd number of members of the board of directors or such alternates as they determine, which shall invariably be established and act as a delegated body of the board of directors. The regular meeting of shareholders or the board of directors may also name, if any principal member is absent, an alternate for each member of the executive committee. The members of the executive committee shall hold office for one year, unless they are relieved by the regular general meeting of shareholders or by the board of directors but, in any case, they shall continue in office until new designations are made and the persons named to replace them take possession of their position; they may be reelected and shall receive such remuneration as is determined by the regular general meeting of shareholders or the board of directors.

On the date of this report, the general meeting of shareholders had not deemed it necessary to establish this executive committee.

However, there are three (3) committees of the board of directors which support the board in its functions:

(1) Evaluation and Compensation, responsible for suggesting procedures to the Board of Directors to name the director general and other senior managers; for proposing the criteria for the evaluation of the director general and senior management; for analyzing and presenting to the board of directors the proposal prepared by the director general with respect to the structure and level of compensation for directors considered "key" to the company. This Committee shall be comprised of the following members of the board of directors: Roberto Servitje Sendra (related director), Carlos Salguero (independent director), Lorenzo H. Zambrano (independent director) y Max Michel Suberville (equity director).

(2) Audit, whose responsibilities include recommending to the Board of Directors the candidates for FEMSA's external auditors; for assuring their independence and objectivity; for recommending the procedures for preparing the financial information, its review and the processes required for its dissemination; for verifying that the mechanisms essential to assuring the company's compliance with the stipulations of the corporate bylaws are implemented. This committee is comprised of Alexis E. Rovzar de la Torre (independent director and Chairman of the Committee), José Calderón Ayala (equity director), Arturo Fernandez (independent alternate director), Eduardo A. Elizondo (independent director) and Helmut Paul (independent director).

(3) Finance and Planning, responsible for evaluating the investment policies proposed by the director general and for obtaining approval from the board of directors for those policies; for evaluating and, if necessary, suggesting financing policies proposed by the director general; for evaluating and, if necessary, suggesting the general guidelines for improving FEMSA's strategic planning; for providing an opinion on the premises of the annual budget and for obtaining approval from the board of directors; for assuring the implementation of the budget and the strategic plan; for

FEMSA

identifying the risk factors to which FEMSA is exposed, as well as the evaluation of its administrative policies. This committee is comprised of: Luis Téllez (independent director), Robert E. Denham (independent director), Juan Carlos Braniff Hierro (equity director), Ricardo Guajardo Touché (related director) y Alfredo Livas Cantú (related director).

The committees may meet when they deem appropriate, and obligatorily before each regular meeting of the board of directors. Members of FEMSA's senior management responsible for the committee's areas of influence are invited to participate in committee meetings. Each committee has a Chairman and a Secretary, and minutes of each meeting are kept for committees which have resolutions approved.

On the membership of the Board of Directors		**YES**	**NO**	**Comments**
1)	Is the Board of Directors comprised of no fewer than five and no more than fifteen principal directors? (Principle 2)		X	The Board of directors is comprised of 18 members, of which 13 are of Series "B" and 5 are of Series "D".
2)	*Does the Company have only principal directors? (Principle 3)		X	All members of the Board of Directors have their specific alternate director.
3)	Can the alternate directors only replace a preestablished principal director? (Principle 3)	X		
4)	If appropriate, does the principal director suggest to the Board of Directors who should be designated as his respective alternate? (Principle 3)	X		
5)	Do the independent and equity directors, as a whole, constitute at least 40% of the Board of Directors? (Principle 7)	X		
6)	Do the independent directors represent at least 20% of all the directors? (Principle 7)	X		
7)	Does the annual report presented by the Board of Directors mention which directors are independent and which are equity? (Principle 8)	X		
8)	Does the annual report indicate the category to which the equity directors belong? (Principle 8)	X		
9)	Does the annual report indicate the principal business activities of each director as of the date of the report? (Principle 9)	X		

* If answering yes to this question, questions 3) and 4) in the should be answered "NOT APPLICABLE" in the Comments column.

FEMSA

On the Structure of the Board of Directors		YES	NO	Comments
10)	Does the Board of Directors perform the Compensation and Evaluation, Audit and Planning and Finance Functions? (Principle 10)	X		
11)	Are the intermediate bodies only comprised of principal directors? (Principle 12)		X	In the Auditing Committee participates Mr. Arturo Fernandez (independent alternate director). In addition, there is a Technical Secretary on each committee, who is the Company employee in charge of the area for which the respective committee is responsible.
12)	Is each intermediate body comprised of at least 3 members and at most 7? (Principle 13)	X		
13)	Does each independent director, besides performing his functions on the Board, participate on at least one of the intermediate bodies? (Principle 16)	X		
14)	Is the intermediate body in charge of the Audit function presided by an independent director? (Principle 17)	X		

On the Operation of the Board of Directors		YES	NO	Comments
15)	Does the Board of Directors meet at least 4 times per year? (Principle 18)	X		
16)	Is at least one of the meetings of the Board of Directors dedicated to defining the company's long- and medium-term strategies? (Principle 18)	X		
17)	Can a meeting of the Board be called with agreement from at least 25% of the directors? (Principle 19)	X		
18)	Do directors access to all the relevant information at least 5 business days before a meeting? (Principle 20)	X		Except matters of extreme confidentiality or to be dealt during a special meeting

FEMSA

19)	* Does a mechanism exist that ensures that directors can evaluate matters on strategic affairs, even when they don't receive the necessary information at least 5 business days in advance? (Principle 20)		X	However, members of the board may request all the information they need to be able to discuss, evaluate and make decisions during the meeting.
20)	* Are new directors inducted by explaining to them their responsibilities and the company's position? (Principle 21)	X		A new director receives complete information on the company's position, annual reports from prior fiscal years, and meetings are scheduled for him with senior management, who detail the company's position and answer any of the director's questions.

On the Duties of Directors		**YES**	**NO**	**Comments**
21)	Do directors communicate to the Chairman and the Secretary of the Board of Directors any conflict of interest that might imply that they must refrain from voting and do they in effect refrain from participating in the corresponding deliberations? (Principle 22)	X		
22)	Do directors use the company's assets and services only for the performance of its corporate objective? (Principle 23)	X		
23)	If appropriate, are clear policies defined for when directors exceptionally use the company's assets for personal matters? (Principle 23)	X		
24)	* Do directors dedicate time to their functions by attending at least 70% of the meetings to which they are called? (Principle 24)	X		With respect to the regular meetings held during the 2001 fiscal year, the average attendance by directors was 78.89%. If we consider the attendance of alternate directors at meetings, average attendance was 93.33%

25)	* Do directors keep the corporate matters of which they gain knowledge through the meetings they attend in strict confidence? (Principle 25)	X		The Company has no evidence otherwise. Also, the Secretary of the Board periodically reminds directors of the scope of this confidentiality obligation.
26)	Do principal directors and alternate directors keep each other informed of the matters dealt with in meetings of the board? (Principle 26)	X		
27)	Does the Board of Directors have support through opinions, recommendations and guidance derived from the analysis of the company's performance? (Principle 27)	X		The Board of Directors supports itself through investment banks, financial engineering firms and outside counsel for decision-making, when it so deems appropriate or necessary according to the specific circumstances.

* If these questions are answered positively, the response should be expounded upon in the Comments column

FEMSA

COMPENSATION AND EVALUATION FUNCTION

iii) On the Evaluation and Compensation Function (Principle 28)

See the explanation of the functions of the Evaluation and Compensation Committee and its composition at the beginning of this report.

On the Operation of the body that performs the Evaluation and Compensation Function	**YES**	**NO**	**Comments**
28) Does the intermediate body that performs the Evaluation and Compensation functions review the hiring conditions of senior executives and do the likely payments for severance from the company, meet the guidelines approved by the Board of Directors? (Principle 29)	X		
29) Are the structure and the policies used to determine directors' and officers' packages disclosed? (Principle 30)		X	With respect to members of the board of directors, the annual meeting of shareholders authorizes the annual compensation to be paid to directors, and this information is public. With respect to the compensation paid to officers, the Board of Directors handles this information on a confidential basis. However, the annual reports presented to the regulatory authorities of the United States and Mexico describe executive stock incentive plans, and the overall amount of compensation paid to senior officers.

FEMSA

AUDIT FUNCTION

iv) On the Audit Function (Principles 31, 37, 38, 40)

See the explanation of the functions of the Audit Committee and its composition at the beginning of this Report.

On the Selection of Auditors	YES	NO	Comments
30) Does the income of the external auditor as well as from any other external review, derived from performing the company's audit, represent a percentage less than or equal to 20% of the total income of the offices in charge? (Principle 32)	X		
31) Does the rotation of the partner who audits the company occur at least once every 6 years? (Principle 33)	X		
32) Is the person who signs the audit report of the company's annual statements different from the one who acts as Shareholders Representative? (Principle 34)	X		
33) Is information given in the Annual Report on the professional profile of the company's statutory auditor? (Principle 35)		X	This information will be included in the next Annual Report.
On Financial Reporting			
34) Does the company have an internal audit department? (Principle 36)	X		
35) Does the intermediate body in charge of performing the Audit function submit the accounting policies for approval by the Board of Directors? (Principle 37)	X		
36) Does the intermediate body in charge of the Audit function ensure that the intermediate public financial information is prepared pursuant to the same principles, criteria and practices as the annual reports will be prepared with? (Principle 39)	X		
On Internal Controls			
37) Does an internal control system exist? (Principle 41)	X		
38) Are the general guidelines for the internal control system submitted for approval by the Board of Directors? (Principle 41)	X		

FEMSA

39) Does the intermediate body in charge of the Audit function evaluation and issue an opinion on the effectiveness of the internal control system? (Principle 42)	X		Representatives of internal and external audit interact with the audit committee to verify the effectiveness of the internal control system. Periodic reports are prepared which are sent to members of the committee in reasonable advance time before the meeting.
40) Do the external auditors validate the effectiveness of the internal control system and issue a report on those controls? (Principle 43)	X		During the first meeting of the audit committee each fiscal year, the results of the external audit and the annual report from the prior fiscal year are studied, and a comment is issued on the internal control systems.

Compliance Review	**YES**	**NO**	**Comments**
41) Does the intermediate body in charge of the Audit function verify that controls exist that allow a determination of whether the company complies with the stipulations that are applicable to it and report such to the Board of Directors? (Principle 44)	X		
42) Is the compliance review of all applicable stipulations performed at least once per year? (Principle 44)	X		
43) Is the Board of Directors informed periodically about its legal situation? (Principle 45)	X		

FEMSA

FINANCE AND PLANNING FUNCTION

v) On the Finance and Planning Function (see section IV, Principle 46)

See the explanation of the functions of the Finance and Planning Committee and its composition at the start of this Report.

On the Organization of the intermediate body in charge of the Finance and Planning function	YES	NO	Comments
44) Does the intermediate body in charge of the Finance and Planning function issue an evaluation on the viability of the company's principal financial investments and transactions? (Principle 47)	X		
45) Does the intermediate body in charge of the Finance and Planning functions periodically evaluate the company's strategic position as stipulated in the strategic plan? (Principle 48)	X		
46) Does the intermediate body in charge of the Finance and Planning act in support of the Board by monitoring the consistency of the company's investment and finance policies with its strategic vision? (Principle 49)	X		
47) Does the intermediate body in charge of the Finance and Planning functions support the Board by reviewing the company's financial projections assuring their consistency with the company's strategic plan? (Principle 50)	X		

vi) Optional Question

FEMSA

QUESTIONNAIRE ON THE GENERAL MEETING OF SHAREHOLDERS
SHAREHOLDERS RIGHTS

i) On Reporting and the Order of the Day at Meetings of Shareholders		**YES**	**NO**	**Comments**
1)	Was the "Miscellaneous Items" entry removed from the Order of the Day for Meetings of Shareholders'? (Principle 51)	X		
2)	Was the grouping of matters related to different subjects in one single point of the Order of the Day avoided? (Principle 51)	X		
3)	Is all the information on each point of the order of the day of the Meeting of Shareholders available 15 days in advance? (Principle 52)	X		The information is available with the required lead time in accordance to the provisions of the General Commercial Companies Law and Securities Market Law.
4)	Are shareholders provided with any form that contains detailed information and possible voting alternatives on the matters listed in the order of the day, so that they can give instructions to their proxies? (Principle 53)	X		The Company prepares those proxy forms in accordance to the provisions of the Securities Market Law.
5)	Is the proposed composition of the Board of Directors, accompanied by information related to the professional profiles of the candidates, included among the information given to shareholders? (Principle 54)	X		

FEMSA

ii) On Reporting and Communication between the Board of Directors and Shareholders	YES	NO	Comments
6) Does the Board of Directors include in its annual report to the Meeting of Shareholders relevant aspects of the work of each intermediate body and the names of their members? (Principle 55)	X		The Annual Report for Fiscal Year 2001 contains a description of the responsibilities of each of the intermediate bodies, and indicates the directors who are members of those bodies.
7) Are the reports of each intermediate body presented to the Board of Directors available to shareholders with the material for the Meeting of Shareholders? (Principle 55)	X		The report of the Auditing Committee is presented for approval during the annual shareholders meeting in accordance to the Securities Market Law.
8) Does the company have policies, mechanisms and people responsible for reporting to shareholders and keeping channels of communications with shareholders and potential investors open? (Principle 56)	X		The Company has a Shareholders Services department that reports directly to the Company's Finance Department. The Investor Relations section on FEMSA's Internet page (www. ri.femsa.com) contains ample financial information, press releases, and a business model, so that investors and analysts can have a clear panorama of the company's position.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 3, 2002

Fomento Económico Mexicano S.A. de C.V.



By: ________________________
Name: Federico Reyes
Title: Executive Vice President of Finance and Planning